Press Release – 17th April 2007

LONDON, United Kingdom: Crew Gold Corporation ("Crew" or "the Company") (TSX: CRU) (OSE: CRU) (Frankfurt: KNC) (OTC-BB-Other; CRUGF.PK) today announced:-

Exploration to Commence on Wa Project, Ghana

Crew is pleased to report it has secured renewal of the Prospecting Licenses for three gold properties in the Wa district, Upper West Region, Ghana. The licenses, known as Julie, Colette and Josephine, were acquired as part of the Guinor acquisition in late 2005. The three prospecting licenses which total approximately 300 sq km. cover highly prospective Birimian greenstone formations where gold mineralization has been found in disseminations, stockworks and veins within the greenstones and metasediments. The Company has completed its preliminary assessment of the Wa project properties, and the findings largely confirm earlier exploration results, which warrants followup. Further technical information will be available on the Company’s website (www.crewgold.com).

Previous exploration programs in the prospects have included airborne geophysical surveys, regional and detailed soil geochemistry programs, geological mapping, trenching and drilling. Earlier programs were primarily carried out by Kenor’s exploration team in 1996-2003. Over 28,000 geochemical samples were collected on the properties and lead to the identification of several significant gold anomalies in a east-west oriented segment of the Wa greenstone belt. Further trenching and RC drilling delineated the Julie, Colette and Josephine targets.

The Julie target is an East-West trending, shear-hosted gold mineralization with a strike length of about 6 km. The main zone contains two persistent quartz reefs, 0.5 to 20 m wide and dipping 45 degrees to the North. An unclassified (inferred) resource (see cautionary note) of approximately 3.3 million tons has been outlined in the top 30 m ore zone of the Julie target, containing about 300,000 oz gold. Subsequent trenching and geochemical surveys has suggested a further 1.5 km westward extension and the presence of an apparently richer, eastern segment. The structure appears to be open along strike and down dip.

Preliminary testing showed that the Julie mineralization is not refractory and responds well to conventional leaching. Selective trench data from historical and previously reported results the Julie prospects are presented below in Table 1.

DH/TR ID	Sample Type	Interval	Grade (g/t Au)
J12E-A	Trench	20m	3.8
J13F	Trench	8m	2.1
J1H	Trench	3m	6.9
J1J	Trench	13m	1.7
J8A	Trench	3m	5.6
JT298	Trench	9m	13.4
JT3	Trench	11m	2.2
JT389	Trench	30m	3.4
JT409	Trench	2m	6.5
JT409	Trench	6m	4.0
JT437	Trench	7m	4.0
JT448	Trench	2m	2.7
JT453	Trench	12m	1.9
JT461	Trench	6m	3.9
JT5	Trench	15m	6.6
JT5	Trench	8m	5.4
JT675	Trench	13m	3.5
JT699	Trench	13m	43.1
JT712	Trench	7m	1.5
JT732	Trench	5m	3.3
JT738	Trench	12m	2.9
JT738	Trench	19m	1.1
JT747	Trench	4m	9.3
JT755	Trench	12m	2.1
JT759	Trench	15m	1.8
JT775	Trench	2m	10.7
JT775	Trench	12m	33.9
JT775	Trench	16m	16.4
JT8	Trench	5m	2.8

Table 1: Selected results of trench sampling from Julie target (historical data)

The Colette target is located east of Wa, and shows strong geochemical signatures but appears to be geologically more complex than Julie. The area is covered with quartz scree and colluvium which makes evaluation of this zone more difficult. There appears to be at least two shear zones totalling more than 5 km of strike with numerous crosscutting faults, which possibly connects Colette with the Julie target along strike. Results from shallow trenching have revealed anomalous sections greater than 10 meters in thickness. The highest historic gold intersections reported are 8m @ 3.5 g/t Au, 14m @ 1.2 g/t Au and 13m @ 3.7 g/t Au.

The Josephine target, located 25 km southeast of Wa, is a gold-bearing arsenopyrite occurrence in a contact aureole between schists and granite, that has been interpreted as a granitic roof facies. The prospect is large with the geochemical anomaly extending over 15 km. Trenching in several areas to the north of the anomaly has returned promising gold results.

Jan Vestrum, President and CEO of Crew commented, “The Wa licenses further strengthen Crew's presence in West Africa and constitute a new potential development opportunity and future investment area for the company as it moves to achieve its target of one million ounces annual gold production.”

Cautionary Statement

Certain exploration results and resources referred to above are historical in nature and were compiled before NI 43-101. Crew has not independently analysed the results of the previous exploration therefore the historical results should not be relied upon. Crew believes these historical results provide an indication of the potential of the properties and are relevant to ongoing exploration.

Qualified Person

Information of scientific or technical nature in this press release has been compiled from internal company reports and recent verification work in Ghana, verified by Mr Jon S. Petersen, Senior Vice President of Crew Gold Corp.  Mr Petersen is a Fellow of Geological Society of London and the Society of Economic Geologists and a qualified person within the meaning of Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects. Mr. Petersen is not "independent" of Crew Gold Corporation within the meaning of NI 43-101 as he is employed by and holds securities of the Company.

Jan A Vestrum

President & CEO

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as “believes”, “anticipates”, “continue”, “could”, “expects”, “indicates”, “plans”, “will”, “may”, “projects”, “would” or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew’s actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading “Risks and Uncertainties” in Crew’s Annual Information Form dated October 10, 2006, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

www.crewgold.com

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